EXHIBIT 99.1

HEXO Corp Announces Lapse of Base Shelf Prospectus

OTTAWA, Dec. 22, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE:HEXO) announces that its amended and restated short form base shelf prospectus dated December 14, 2018, amending and restating its short form base shelf prospectus dated November 19, 2018 (the “Shelf Prospectus”), lapsed today.

The shelf prospectus related to the offering for sale by the Company, from time to time, during the 25-month period commencing November 19, 2018, of up to $800,000,000 in the aggregate of common shares, warrants, subscription receipts and units of the Company. Between January 2019 and August 2020, the Company issued securities under the Shelf Prospectus for aggregate gross proceeds of $254.3 million. The Company has determined not to file another short form base shelf prospectus at this time.

“Since the prospectus was initially filed, HEXO has made tremendous improvements to its operations, product offering and overall business on the path toward profitability. The first quarter of this fiscal year was our sixth sequential quarter of Adjusted EBITDA improvement as we march towards being Adjusted EBITDA positive. We are also progressing on the path of becoming cash-flow positive from our operations.” said HEXO CFO, Trent MacDonald. “We continue to hold the number one position for market share in Quebec, while continuing to aggressively expand into other markets and are now top four in adult-use market share by net sales dollars in Canada. We have also moved into the top beverage spot through Truss, our joint venture with Molson Coors, and have reached the number one market share position for hash, which we believe will continue to be an important category for the industry. In light of our solid financial position, and most notably our excellent liquidity and cashflow position, we do not see the need to conduct further rounds of financing in the near future.”

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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www.hexocorp.com

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